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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

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                                  ACCENTURE SCA
                       (Name of Subject Company (issuer))

                                  ACCENTURE SCA
                        (Name of Filing Person (offeror))

                             CLASS I COMMON SHARES,
                         PAR VALUE (euro)1.25 PER SHARE
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Douglas G. Scrivner
                                  Accenture Ltd
                               1661 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 213-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

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                                   Copies to:

                                  John B. Tehan
                                Alan D. Schnitzer
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                            Telephone: (212) 455-2000
                            Facsimile: (212) 455-2502

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                            CALCULATION OF FILING FEE

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         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE*
 -------------------------------------------------------------------------------
                  N/A                                      N/A
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 *   Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:                    Filing Party:
                              ---------------                ---------------
     Form or Registration No.:                  Date Filed:
                              ---------------                ---------------
 [x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1
     [x] issuer tender offer subject to Rule 13e-4


     [ ] going-private transaction subject to Rule 13e-3
     [ ] amendment to Schedule 13D under Rule 13d-2

 Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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         This filing relates solely to a preliminary communication made before the commencement of an anticipated offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association and upon the terms and subject to the conditions contained in an offer to redeem, Class I common shares, par value (euro)1.25 per share, as part of Accenture's Quarterly Share Transaction Program.

         AT THE TIME ACCENTURE SCA COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THE TENDER OFFER STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Tender Offer Statement and all other offer documents filed with the Securities and Exchange Commission will be made available to holders of the Class I common shares at no charge and will also be available at no charge at the Securities and Exchange Commission's website, www.sec.gov.

         The following message was sent on Thursday, October 17, 2002, by electronic mail from Jesse B. Tutor and Jorge L. Benitez of Accenture to Accenture SCA Class I common shareholders.

         [TEXT OF EMAIL SENT TO ACCENTURE SCA CLASS I COMMON SHAREHOLDERS ON OCTOBER 17, 2002]

         This note is intended to provide you with details on how Accenture partners and former partners holding Accenture SCA Class I common shares can participate in the upcoming Quarterly Partner Share Transactions.

         As you know, partners and former partners holding Accenture Ltd Class A common shares will be permitted some limited opportunity during each quarter to sell shares no longer subject to the transfer restrictions agreed to by Accenture partners.

         Holders of Accenture SCA Class I common shares will, by comparison, be offered a window to redeem or sell their Accenture SCA Class I shares to Accenture SCA or one of its subsidiaries. Accenture will execute these transactions through quarterly "issuer tender offers". To adhere to the principle that all Accenture partners obtain comparable prices in the Quarterly Partner Share Transactions, it will be necessary that the offer for Accenture SCA Class I shares follow the sales by partners holding Accenture Ltd Class A Common Shares.

         Accenture SCA will make an initial offer to redeem or purchase Accenture SCA Class I shares at the then current market price of Accenture Ltd Class A common shares. Once sales of Accenture Ltd Class A common shares by partners in the Quarterly Partner Share Transactions have been completed, Accenture SCA will make an amended offer for SCA Class I common shares that contains the final price, which will equal the weighted average price received by those selling Accenture Ltd Class A common shares.

         You will have at least 20 business days from the time the initial offer is made to decide whether or not you want to redeem or sell your Accenture SCA Class I common shares at the offered price. Likewise, you will have at least 10 business days from the time the amended offer is made to decide whether or not to participate. Only Accenture SCA shareholders that have signed a quarterly share transaction power of attorney (or similar document) will be allowed to participate in the Quarterly Partner Share Transactions.

         With the initial offer, you will receive more detailed information regarding the offer to redeem or repurchase your shares and when and how Accenture will pay proceeds to participants. The applicable 3.5 percent transaction fee will be withheld from the proceeds you receive from selling or redeeming shares. If you decide to participate, you will need to submit information to Accenture's Global Partner Matters advising the number of shares you have elected to sell or redeem at the offered price. While the offer remains open, you may change or withdraw your election at any time.

         For now, Accenture is not currently soliciting your participation in the upcoming Quarterly Partner Share Transactions. Under present circumstances, we expect this formal offer to be made sometime later this month. We are confident that the materials provided at the start of the offer will answer most, if not all, of the questions you may have about how this transaction will be executed. Until then, we will do everything we can to assist you.